DECHERT LLP

1775 I Street, N.W.

Washington, D.C.  20006

(202) 261-3300

March 12, 2010

VIA EDGAR CORRESPONDENCE

Ms. Mary Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:       The FBR Funds – Registration Statement on Form N-1A

            File Nos. 811-21503 and 333-112480

Dear Ms. Cole:

On behalf of The FBR Funds (the “Trust”), which filed Post-Effective Amendment No. 19 to its Registration Statement on Form N-1A (the “Registration Statement”) with the Commission on December 28, 2009, I wish to respond to the comments on the Registration Statement that you provided by telephone to the undersigned on February 17, 2010.  The proposed responses on behalf of the Trust to each of the comments are set forth below.

1.  General Filing Comment With Respect to the Use of the Summary Prospectus

Comment:  If the Trust intends to make use of the Summary Prospectus, please be advised that the Commission Staff will require that the form of Summary Prospectus intended to be used will need to be reviewed by the Staff prior to use and will be subject to further review and comment.

Response:   The Trust does not intend to make use of the Summary Prospectus at the present time.

2.  Summary Section

Comment:  Delete the reference to the Ticker Symbol for each of the Funds.

Response:  The requested change has been made.

Ms. Mary Cole

March 12, 2010

3.  Summary Section - Fees and Expenses – Shareholder Fees

Comment:  With respect to the “Redemption Fee” line in the Table, delete the footnote and add applicable disclosure directly in the Table regarding the applicability of redemption fees.

Response:   The requested change has been made.

4.  Summary Section – Fees and Expenses – Annual Fund Operating Expenses

Comment:  For those Funds that had fee waivers and/or expense reimbursements, revise the reference in the Table from “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

Response:  The requested change has been made.

5.  Summary Section – Fees and Expenses – Annual Fund Operating Expenses

Comment:  For those Funds that are subject to contractual expense limitation arrangements, revise the disclosure to state that the contractual expense limitation agreement may only be terminated by the Board of Trustees.

Response:  The requested change has been made.

6.  Summary Section – Fees and Expenses – Annual Fund Operating Expenses

Comment:  For those Funds that are subject to voluntary expense limitation arrangements, remove the discussion of the voluntary expense limitation arrangements from the table.

Response:  The requested change has been made.

7.  Summary Section – Fees and Expenses – Annual Fund Operating Expenses

Comment:  For any Funds that have had Acquired Fund Fees and Expenses as a result of an investment strategy that includes using acquired funds for investment purposes, add applicable disclosure to the Investment Strategies Section.

Response:  None of the Funds have incurred Acquired Fund Fees and Expenses in connection with an investment strategy involving investments in other investment companies.

8.  Principal Investment Strategies, Related Risks and Performance

Comment:  The current heading for this Section should either be shortened or deleted.

Ms. Mary Cole

March 12, 2010

Response:  The requested change has been made.

9.  Principal Investment Strategies

Comment:  For those Funds that may invest in depository receipts such as American Depository Receipts (“ADRs”), provide additional risk disclosure regarding the risks associated with investing in ADRs.

Response:  The requested disclosure has been added.

10.  Principal Investment Strategies

Comment:  For those Funds that have provided disclosure stating that they may invest in both small cap and mid-cap issuers, add disclosure to their Investment Strategies Section indicating that these Funds may invest in issuers of any size capitalization.

Response:  The requested disclosure has been added.

11.  Fund Performance

Comment:  In the first paragraph in the Section titled “Fund Performance”, delete the last sentence of the paragraph stating that returns assume the reinvestment of dividends and distributions.

Response:  The requested change has been made.

12.  Average Annual Total Returns

Comment:  The disclosure regarding after-tax returns in the footnotes should be removed from the footnotes.

Response:   The requested change has been made.

13.  Average Annual Total Returns

Comment:  The disclosure in the footnotes providing a description of each primary benchmark index should be removed from the footnotes.

Response:   The requested change has been made.

14.  Investing in the Funds – Purchase and Sale of Fund Shares

Comment:  The disclosure regarding how to purchase and sell Fund shares should be revised so that it is completely integrated.

Ms. Mary Cole

March 12, 2010

Response:   The requested change has been made.

15.  Investing in the Funds – Purchase and Sale of Fund Shares

Comment:  The cross-reference regarding where to find additional information in the Prospectus should be deleted.

Response:  The requested change has been made.

16.  Tax Information

Comment:  The disclosure should be revised regarding the tax treatment of tax-deferred accounts to clarify that they may be subject to taxes upon withdrawals.

Response:  The requested change has been made.

17.  Core Bond Fund – Principal Investment Strategies

Comment:  In the first sentence of the first paragraph in the section titled “Principal Investment Strategies”, delete the word “primarily”.

Response:  The requested change has been made.

18.  Core Bond Fund – Principal Investment Strategies

Comment:   In the first sentence of the second paragraph in the section titled “Principal Investment Strategies”, delete the phrase “segment of the Fund” and revise the disclosure accordingly.

Response:  The requested change has been made.

*          *          *          *

Please be advised that the Trust intends to file today Post-Effective Amendment No. 24 to its Registration Statement, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

  the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

  SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

Ms. Mary Cole

March 12, 2010

  the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *          *

Thank you again for your prompt attention to this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,
/s/ Patrick W.D. Turley